CLIFTON STAR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED

SEPTEMBER 30, 2010

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2010.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

AS AT SEPTEMBER 30

	September 30, 2010	June 30, 2010

ASSETS

Current
Cash	$ 12,866,491	$ 6,189,396
Receivables	21,903	14,695
Prepaids	26,486	56,045

	12,914,880	6,260,136

Capital assets (Note 4)	60,375	61,870

Mineral properties and deferred exploration costs (Note 5)	30,872,955	26,372,955

	$ 43,848,210	$ 32,694,961

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 213,593	$ 198,549

Future income tax liability	2,189,000	2,189,000

	2,402,593	2,387,549

Shareholders' equity
Capital stock (Note 6)	46,426,374	34,230,086
Contributed surplus (Note 6)	11,025,068	10,860,923
Deficit	(16,005,825)	(14,783,597)

	41,445,617	30,307,412

	$ 43,848,210	$ 32,694,961

Nature of operations (Note 2)

Contingency and commitments (Note 5 and 12)

Subsequent events (Note 13)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2010	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008

ADMINISTRATION EXPENSES
Amortization	$ 1,495	$ 190	$ 271
Consulting	26,250	20,828	27,400
Filing and transfer agent fees	6,816	7,454	54,203
Insurance	7,095	7,600	5,668
Investor relations	30,370	16,600	48,544
Management fees	48,000	30,000	24,000
Office and miscellaneous	14,412	10,355	10,698
Professional fees	45,610	17,172	43,554
Shareholder costs	797	7,250	10,133
Stock-based compensation (Note 6)	1,011,089	1,240,973	552,092
Travel and telephone	38,493	15,670	20,138

Loss before other items	(1,230,427)	(1,374,092)	(796,701)

OTHER ITEMS
Interest income	8,217	7,214	38,172
Write-down of interest receivable	(18)	-	-

	8,199	7,214	38,172

Loss for the period	(1,222,228)	(1,366,878)	(758,529)

Deficit, beginning of period	(14,783,597)	(5,221,250)	(3,216,306)

Deficit, end of period	$ (16,005,825)	$ (6,588,128)	$ (3,974,835)

Basic and diluted loss per common share	$ (0.04)	$ (0.06)	$ (0.04)

Weighted average number of common shares outstanding	29,767,770	23,816,806	18,705,919

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2010	Three Month Period Ended September 30, 2009	Three Month Period Ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,222,228)	$ (1,366,878)	$ (758,529)
Items not affecting cash
Amortization	1,495	190	271
Stock-based compensation	1,011,089	1,240,973	552,092
Write-down of interest receivable	18	-	-

Changes in non-cash working capital items:
Increase in receivables	(7,226)	(44,973)	(105,627)
(Increase) decrease in prepaids	29,559	(9,935)	(39,743)
Increase (decrease) in accounts payable and accrued liabilities	15,044	(15,406)	(31,575)

Net cash used in operating activities	(172,249)	(196,029)	(383,111)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	11,349,344	-	9,339,893
Share subscriptions received in advance	-	-	(940,489)

Net cash provided by financing activities	11,349,344	-	8,399,404

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property acquisition and deferred exploration costs	(4,500,000)	(1,077,226)	(2,875,684)

Net cash used in investing activities	(4,500,000)	(1,077,226)	(2,875,684)

Change in cash during the period	6,677,095	(1,273,255)	5,140,609

Cash, beginning of period	6,189,396	2,415,787	5,722,950

Cash, end of period	$ 12,866,491	$ 1,142,532	$ 10,863,559

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All inter-company transactions and accounts have been eliminated upon consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements for the year ended June 30, 2010 and the accompanying notes included in the Company's latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

3.

RECENT ACCOUNTING PRONOUNCEMENTS

Future changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  The Company is assessing the impact of the transition to IFRS in fiscal 2011.

4.

CAPITAL ASSETS

		September 30, 2010			June 30, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Land	$ 6,069	$ -	$ 6,069	$ 6,069	$ -	$ 6,069
Computer equipment	2,627	1,503	1,124	2,627	1,411	1,216
Building	57,651	4,984	52,667	57,651	3,623	54,028
Office equipment	9,557	9,042	515	9,557	9,000	557

	$ 75,904	$ 15,529	$ 60,375	$ 75,904	$ 14,034	$ 61,870

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor.  As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession (together, known as the Duquesne Gold Project), located in Destor Township, Quebec.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Duquesne property (cont’d…)

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payment of $3,400,000 (paid) to Beattie, $1,700,000 (paid) to 2699681, and $3,400,000 (paid) to 2588111 which was due on December 1, 2009 was extended to June 1, 2010 and earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $20,800,000 to Beattie if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Beattie, Donchester and Dumico properties (cont’d…)

v)

cash payment of $10,400,000 to 2699681 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

vi)

cash payment of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013;

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company, financing of up to $22,500,000 for a period of 36 months under certain conditions.

(see Note 13)

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

	Cat Lake Property	Central Duparquet Property	Duquesne Property	Beattie Property	Donchester Property	Dumico Property	Total

Acquisition costs, beginning of period	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ 8,215,900
Additions during the period	-	-	-	1,800,000	1,800,000	900,000	4,500,000

Acquisition costs, end of period	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	12,715,900

Deferred exploration costs, beginning of period	$ 63,614	$ 4,594	$ 5,693,925	$ 6,966,252	$ 4,748,662	$ 680,008	$ 18,157,055

Total additions during the period	-	-	-	-	-	-	-

Deferred exploration costs, end of period	63,614	4,594	5,693,925	6,966,252	4,748,662	680,008	18,157,055

Total mineral property and deferred exploration costs	$ 63,614	$ 616,994	$ 7,797,425	$ 10,966,252	$ 8,748,662	$ 2,680,008	$ 30,872,955

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
unlimited common shares, no par value

Issued:
Balance as at June 30, 2010	28,754,198	$ 34,230,086	$ 10,860,923
Exercise of stock options	128,500	596,668	(262,568)
Exercise of agent’s options	373,984	1,480,370	(584,376)
Exercise of warrants	3,508,499	10,119,250	-
Stock-based compensation	-	-	1,011,089

Balance as at September 30, 2010	32,765,181	$46,426,374	$ 11,025,068

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not be lower than the discounted market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 10 years.  Within a one-year period, the number of options granted to insiders shall not exceed 10% of the issued and outstanding shares.

As at September 30, 2010, the following incentive stock options are outstanding:

Number of Options	Exercise Price	Expiry Date

340,000	$ 2.55	February 17, 2011
200,000	2.55	February 20, 2011
300,000	2.30	September 8, 2011
1,500,000	5.35	January 22, 2013
400,000	5.80	January 27, 2013
1,750,000	4.15	September 13, 2012

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

As at September 30, 2010, the following incentive stock options are fully vested:

Number of Options	Exercise Price	Expiry Date

297,500	$ 2.55	February 17, 2011
200,000	2.55	February 20, 2011
300,000	2.30	September 8, 2011
1,500,000	5.35	January 22, 2013
400,000	5.80	January 27, 2013
437,500	4.15	September 13, 2012

Exercised stock options

During the three month period ended September 30, 2010, 128,500 stock options were exercised at $2.60 per share for total gross proceeds of $334,100.  In relation to the exercise, $262,568 of contributed surplus was transferred into share capital.

Granted stock options

On September 13, 2010, the Company granted 1,750,000 stock options to directors and a consultant which are exercisable at $4.15 per share until September 13, 2012.

Agent’s options

As at September 30, 2010 the following agent’s options are outstanding:

Number of Options	Exercise Price	Expiry Date

132,430	$ 1.25	December 22, 2010
73,170	2.05	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options (cont’d…)

Exercised agent’s options

During the three month period ended September 30, 2010, 373,984 agent’s options were exercised at prices from $2.31 to $2.45 per share for total gross proceeds of $895,994.  In relation to the exercise, $584,376 of contributed surplus was transferred into share capital.

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the three month period ended September 30, 2010, the Company granted 1,750,000 (2009 – 450,000; 2008 – 800,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $3,716,663 (2009 - $640,995; 2008 - $1,504,233).  The Company expensed $1,011,089 (2009 - $1,240,973; 2008 - $552,092) leaving an unamortized balance of $2,830,240 (2009 - $Nil; 2008 - $1,316,205) to be recognized during the next fiscal year.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2010	2009	2008

Risk-free interest rate	1.45%	1.27%	2.81%
Expected life of options	2 years	2 years	2 years
Annualized volatility	92.74%	119.98%	89.47%
Dividend rate	0.00%	0.00%	0.00%

Warrants

As at September 30, 2010 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,324,304	$ 1.35	December 22, 2010
731,705	2.42	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d…)

Exercised warrants

During the three month period ended September 30, 2010, 3,508,499 warrants were exercised at prices ranging from $2.70 to $2.95 per share for total gross proceeds of $10,119,250.

Expired warrants

On September 29, 2010, 4,333 warrants exercisable at $3.30 per share expired unexercised.

7.

RELATED PARTY TRANSACTIONS

During the three month period ended September 30, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $Nil (2009 - $33,724; 2008 - $45,948) in geological consulting fees to a director and a former director of the Company.

b)

Paid or accrued $15,750 (2009 - $8,328; 2008 - $8,650) in consulting fees to an officer of the Company.

c)

Paid or accrued $48,000 (2009 - $30,000; 2008 - $24,000) in management fees to a director and officer of the Company.

d)

Paid or accrued $7,500 (2009 - $Nil; 2008 - $Nil) in consulting fees to four directors of the Company.

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009) with the President of the Company. Pursuant to the amended management agreement, the Company agreed to pay a management fee of $180,000 per annum which is to be paid in quarterly instalments. The Company has also agreed to pay approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

8.

CAPITAL MANAGEMENT

The Company’s capital structure consists of cash, shareholders’ equity and short-term debt.  The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing, selling assets, and incurring debt.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  The Company invests all capital that is surplus to its immediate operational needs in short-term, high liquid, high-grade financial instruments.  There were no changes to the Company’s approach to capital management during the period.  The Company is not subject to externally imposed capital requirements.  The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt.  The Company may raise additional debt or equity financing in the near future to meet its current obligations.

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the three month period ended September 30, 2010 were as follows:

a)

The Company allocated $262,568 for exercised stock options from contributed surplus to capital stock.

b)

The Company allocated $584,376 for exercised agent’s options from contributed surplus to capital stock.

c)

The Company recognized $1,011,089 of stock-based compensation due to vested incentive options, granted to directors, officers and consultants.

The significant non-cash transaction during the three month period ended September 30, 2009 was as follows:

a)

The Company accrued deferred exploration costs of $290,482 in accounts payable.

The significant non-cash transactions during the three month period ended September 30, 2008 were as follows:

a)

The Company issued 201,212 shares valued at $589,730 as finders’ fees related to private placements.

b)

The Company granted 373,984 agent’s options, valued at $584,375.

c)

The Company allocated $41,862 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $552,092 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $497,741 in accounts payable.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.

Fair Value

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

CICA Handbook Section 3862 Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classifications within a hierarchy that prioritizes their significance.  The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Financial instruments measured at fair value on the balance sheet are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total

Cash	$ 12,866,491	-	-	$ 12,866,491

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and receivables.

The Company’s cash is held through a major bank in Canada, which is a high credit-quality financial institution. Receivables are mainly interest receivable from the bank and an amount due from a vendor for an overpayment.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at September 30, 2010, the Company had current assets of $12,914,880 to settle current liabilities of $213,593.  All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

10.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance includes $12,420,000 in term deposits. The term deposits earn interest at 0.25% to 1.10% per annum.  The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

12.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project;

ii)

In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and $1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

12.

CONTINGENCY (cont’d…)

iii) In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee;

v)

In the alternative, damages for wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

vi)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company;

vii) Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company doesn’t believe the claims are valid and currently is defending its position.

13.

SUBSEQUENT EVENTS

Share issuances

The following shares were issued subsequent to September 30, 2010 pursuant to the exercise of options, agent’s options and warrants:

	Number of Shares	Exercise Price	Gross proceeds

November 2010	132,430	$ 1.25	$ 165,538	Exercise of agent’s options
November 2010	132,430	1.35	178,780	Exercise of warrants
November 2010	1,324,304	1.35	1,787,810	Exercise of warrants
November 2010	150,000	2.55	382,500	Exercise of stock options
November 2010	10,000	2.55	25,500	Exercise of stock options

Annual General Meeting

On November 3, 2010, the Company announced that it will hold its Annual General Meeting at 2:00 pm Pacific Standard Time on Monday, December 13, 2010 at Computershare which is located on the 3rd floor of 510 Burrard Street in Vancouver, British Columbia.

CLIFTON STAR RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2010

13.

SUBSEQUENT EVENTS (cont’d…)

Amendment to Joint Venture Agreement

On November 12, 2010, Osisko Mining Corporation (“Osisko”) and the Company agreed to remove the Hunter mining concession from the December 10, 2009 joint venture agreement.  Osisko has agreed to renounce, without compensation, to its exclusive and irrevocable option related to any rights in the Hunter mining concession granted under the joint venture agreement by the Company.

Private Placement

On November 23, 2010, the Company completed a non-brokered flow-through private placement of 182,000 flow-through shares at a price of $5.50 per share for proceeds of $1,001,000.

No finders’ fees or commissions were paid in conjunction with the private placement.

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